FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to Commence Considerations to Integrate its LPG Business

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 5, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

April 5, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui to Commence Considerations to Integrate its LPG Business

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui, Nippon Oil Corporation (“NOC”, a wholly owned subsidiary of JX Holdings, Inc.), Marubeni Corporation (“Marubeni”) and Mitsui Marubeni Liquefied Gas Co., Ltd. (“MLG”*1) have agreed to commence detailed discussions to integrate the Liquefied Petroleum Gas (“LPG”) business of MLG and NOC’s LPG business unit (“Integration”).

1. Background and Purpose of the Integration

The domestic business environment for LPG in Japan has become depressed as demand for LPG is estimated to decrease gradually in the mid-long term due to the declining population in Japan and harsh competition with the various other kinds of substitutable energy. Under these conditions, Mitsui, NOC, Marubeni and MLG (“Parties”) have agreed to commence discussions toward a possible integration of their LPG businesses in order to strengthen their respective competitiveness and profitability through rationalization and improvement of business efficiency. Furthermore the Parties will also positively discuss expansion of the new energy business of the integrated company (“Newco”), such as sales of fuel cells, by utilizing their nation-wide sales networks for the supply of LPG.

2. Outline of Discussion of the Integration

The Parties are planning to discuss the Integration based on an “absorption-type split” (kyushu bunkatsu) through which MLG, as the successor company, will absorb NOC’s LPG business unit. The Parties will also discuss the share ownership of the Newco under which it is expected that the majority will be held by NOC, approximately 30% by Mitsui and approximately 20% by Marubeni. The Parties will also discuss other details of the Integration.

3. Targeted Time Schedule of the Integration

The Parties aim to conclude the agreements outlining the basic terms and conditions of the Integration by the end of May, 2010 and to aim to complete the Integration by the end of the fiscal year of 2010.

The Integration is subject to review by the relevant regulatory and governmental authorities.

*1.	MLG is a joint-venture between Mitsui and Marubeni, owned 60% by Mitsui and 40% by Marubeni respectively.

Outline of LPG business unit of NOC and company outline of MLG

Company Name	Nippon Oil Corporation (NOC)	Mitsui Marubeni Liquefied Gas Co., Ltd. (MLG)

Import Volume (2008FY)	1,777,000 MT	1,687,000 MT

Domestic Sales Volume (2008FY)	2,473,000 MT	1,874,000 MT

Location of Import Terminals	Sendai (Miyagi Pref.) Niigata (Niigata Pref.) Kawasaki (Kanagawa Pref.) Osaka (Osaka Pref.) Fukushima (Nagasaki Pref.)*1	Aomori (Aomori Pref.) Nanao (Ishikawa Pref.) Karatsu (Saga Pref.) Ichihara (Chiba Pref.) *2 Chiba (Chiba Pref.) *3

Location of Domestic Terminals	Akita (Akita Pref.) Sendai (Kagoshima Pref.) Onahama (Fukushima Pref.) *4	Kushiro (Hokkaido Pref.) Ishikari (Hokkaido Pref.) Shiogama (Miyagi Pref.) Onahama (Fukushima Pref.) *4 Moji (Fukuoka Pref.)

Number of retail customers	100,000	200,000

*1	The LPG terminal owned by KYUSHU L.P.G. FUKUSHIMA TERMINAL COMPANY, LIMITED, a joint-venture between NOC and Astomos Energy Corporation.
*2	The LPG terminal owned by Kyokuto Petroleum Industries., Ltd, a joint-venture between MITSUI OIL CO., LTD and Exxon Mobil Corporation.
*3	The LPG terminal owned by Marubeni Ennex Corporation, a subsidiary of Marubeni.
*4	The LPG terminal owned by Onahama LPG Terminal, a joint-venture between NOC and MLG.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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